

02006312

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43878

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder



REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

FEB 25 2002

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Robert Cutright & Associates, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
281 Belblossom Way
(No. and Street)

LosGatos	California	95032
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert Cutright 408-356-6481
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Kevin G. Breard, CPA An Accountancy Corporation
(Name — if individual, state last, first, middle name)

9010 Corbin Avenue, Suite 7	Northridge	California	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
P
MAR 12 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Cutright, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Robert Cutright Associates, Inc., as of December 31, 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of CA.
County of SANTA CLARA
Subscribed and sworn (or affirmed) to before me this 11th day of Feb., 2002

Belen B. Clark
Notary Public

Robert C. Cutright
Signature

CEO
Title


BELEN B. CLARK
Commission # 1301347
Notary Public — California
Santa Clara County
My Comm. Expires Apr 19, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Independent Auditor's Report

Board of Directors
Robert Cutright Associates, Inc.

I have audited the accompanying statement of financial condition of Robert Cutright Associates, Inc. as of December 31, 2001 and the related statements of operations, changes in stockholders' equity and cash flows for the year ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Robert Cutright Associates, Inc. as of December 31, 2001 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.



Kevin G. Breard
Certified Public Accountant

Northridge, California
January 10, 2002

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924
BreardCPA@aol.com

Robert Cutright Associates, Inc
Statement of Financial Condition
December 31, 2001

Assets

Cash and cash equivalents	$ 6,247
Accounts receivable	3
Property and equipment, net	–
Total assets	$ 6,250

Liabilities and Stockholders' Equity

Liabilities	
Total liabilities	$ –
Stockholders' equity	
Common stock, no par value, 100,000 shares authorized, 118 shares issued and outstanding	10,000
Additional paid-in capital	42,674
Retained deficit	(46,424)
Total stockholders' equity	6,250
Total liabilities and stockholders' equity	$ 6,250

The accompanying notes are an integral part of these financial statements.

Robert Cutright Associates, Inc
Statement of Operations
For the year ended December 31, 2001

Revenue	
Commissions	$ 100
Interest income	225
Total revenue	325
Expenses	
Depreciation	1,150
Other operating expense	117
Total expenses	1,267
Net income (loss)	$ (942)

The accompanying notes are an integral part of these financial statements.

Robert Cutright Associates, Inc
Statement of Changes in Stockholders' Equity
For the year ended December 31, 2001

	Common Stock	Additional Paid-in capital	Accumulated Deficit	Stockholders' Equity
Balance on January 1, 2001	$ 10,000	$ 42,124	$ (45,482)	$ 6,642
Net loss for the year	-	-	(942)	(942)
Capital contribution	-	550	-	550
Balance on December 31, 2001	$ 10,000	$ 42,674	$ (46,424)	$ 6,250

The accompanying notes are an integral part of these financial statements.

Robert Cutright Associates, Inc
Statement of Cash Flows
For the year ended December 31, 2001

Cash flows from operating activities:		
Net loss		$ (942)
Adjustments to reconcile net cash and cash equivalents provided by operating activities:		
Depreciation	$ 1,150	
(Increase) decrease in:		
Accounts receivable	(3)	
Total adjustments		1,147
Net cash and cash equivalents provided by operating activities		205
Cash flow from investing activities:		–
Cash flow from financing activities:		
Proceeds from additional paid-in capital	550	
Net cash and cash equivalent provided in financing activities		550
Net increase in cash and cash equivalents		755
Cash and cash equivalents at beginning of year		5,492
Cash and cash equivalents at end of year		$ 6,247

Supplemental disclosure of cash flow information:

Cash paid during the year for		
Interest	$ –	
Income taxes	$ –	

The accompanying notes are an integral part of these financial statements.

Robert Cutright Associates, Inc
Notes to Financial Statements
For the year ended December 31, 2001

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Robert Cutright Associates, Inc (the "Company"), is a California corporation formed on May 24, 1991. The Company is registered with the Securities and Exchange Commission as a fully disclosed broker/dealer whereby it does not hold customer funds or securities. The Company is a member of the National Association of Securities Dealers, Inc. (NASD) and the Securities Investor Protection Corporation (SIPC).

For the years 2001 and 2000, the Company focused on an investment banking role of assisting in the bringing to market of an option trading partnership, C & C Investment Fund, L.P., (CCLP). CCLP wanted to expand from one limited partner to several. The Company's president is the general partner of CCLP. However, due to inadequate legal counsel not drafting a needed updated partnership agreement, the Company's plan to offer more partnership units in 2001 did not materialize. The Company in conjunction with CCLP has retained new counsel to draft the needed documents. The new document must address changes in fee structure, suitability and other pertinent legally required clauses. The Company plans to have the necessary revised agreement completed and proceed to achieve full limited partnership funding for CCLP in 2002. In 2001, the Company offered its several services to new clients in a conventional transactions broker role. The Company sold mutual funds. The Company posted about twenty two (22) sales from approximately a half dozen clients.

Summary of Significant Accounting Principles

The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Property and equipment are stated at cost and is depreciated using the straight-line method over 5 years.

The stockholders have elected to be taxed under the provisions of Subchapter S of the Internal Revenue code and applicable state laws. Under those provisions, the company does not pay federal corporate income taxes on its taxable income; however, a 1.5% tax exists on the taxable income, for state reporting purposes. The stockholders are liable for federal and state income taxes on the Company's taxable income.

All highly liquid debt instruments with a maturity of three months or less as of the date of purchase are considered to be cash equivalents.

Robert Cutright Associates, Inc
Notes to Financial Statements
For the year ended December 31, 2001

Note 2: PROPERTY AND EQUIPMENT, NET

Automobile	$ 23,024
Less accumulated depreciation	(23,024)
	$ –

Depreciation expense for the year ended December 31, 2001 is $1,150.

Note3: RELATED PARTY TRANSACTIONS

During the year ended December 31, 2001, certain operating expenses of the Company were paid for and absorbed by C&C Investment Fund, Limited Partnership (CCLP), in accordance with CCLP's partnership agreement. The Company's president is the general partner of CCLP. During the year ended December 31, 2001, the following expenses were paid by CCLP:

Regulatory fees	$ 1,257
State income taxes	800
Other operating expenses	3,147
	$ 5,204

Note 4: NET CAPITAL

The Company is subject to the uniform net capital rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital. Net capital and aggregate indebtedness change day to day, but on December 31, 2001, the Company's net capital of $6,250 exceeded the minimum net capital requirement by $1,250; and the Company's ratio of aggregate indebtedness ($0) to net capital was not applicable as the Company has no aggregate indebtedness, which is less than the 15 to 1 maximum ratio required of a Broker/Dealer.

There was a $126 difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated December 31, 2001. The differences is a result of a $1 rounding and a haircut deduction of $125.

Robert Cutright Associates, Inc
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2001

Computation of net capital		
Total owner's equity		$ 6,250
Less: Non-allowable assets		
Property and equipment, net	$ –	
Total adjustments		–
Net capital before haircuts		6,250
Haircuts		
Haircut on money market accounts	(125)	
Total haircuts		125
Net Capital		6,125
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	n/a	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		(5,000)
Excess net capital		$ 1,125
Ratio of aggregate indebtedness to net capital	n/a	

There was a difference of $126 between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated December 31, 2001. The difference is rounding a the haircut on money market funds.

	Prior	Audit	Difference
Haircuts	$ –	$ 125	$ 125
Rounding	–	1	1

Robert Cutright Associates, Inc
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2001

A computation of reserve requirement is not applicable to Robert Cutright Associates, Inc as the Company qualifies for exemption under Rule 15c3-3 (k) (2).

Robert Cutright Associates, Inc
Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of December 31, 2001

Information relating to possession or control requirements is not applicable to Robert Cutright Associates, Inc as the Company qualifies for exemption under Rule 15c3-3 (k) (2).

Robert Cutright Associates, Inc

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2001

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Board of Directors
Robert Cutright Associates, Inc

In planning and performing my audit of the financial statements of Robert Cutright Associates, Inc for the year ended December 31, 2001, I considered its internal control structure, for the purpose for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by Robert Cutright Associates, Inc including tests of such practices and procedures that I considered relevant to objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practice and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924
BreardCPA@aol.com

Because of inherit limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I considered to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding on my study, I believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.



Kevin G. Breard
Certified Public Accountant

Northridge, California
January 10, 2002